8-31-02

File No. 1-11284

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

Noranda Inc.
(Translation of registrant's name into English)

181 Bay Street, Suite 4100, P.O. Box 755, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc.
(Registrant)

Date: August 30, 2002

By: Julie Galloway
Associate General Counsel
and Corporate Secretary

Exhibits

4.25 Press Release dated August 19, 2002 – Noranda Inc. U.S. –based subsidiary officially abandons copper-silver mining project in Montana.

c3841
r f BC-Noranda-re:-Montanore 08-19 0322
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Noranda Inc. U.S.-based subsidiary officially abandons copper-silver mining project in Montana@

TORONTO, Aug. 19 /CNW/ - Noranda Inc.'s U.S.-based subsidiary, Noranda Minerals Corp., announced on August 15 that it had decided to abandon the Montanore copper-silver project in Montana and notified Federal and State regulatory agencies.

The decision to abandon the project was made after an updated feasibility analysis was conducted on the copper-silver project. The analysis determined that, as a result of current depressed metal prices and expected prices into the foreseeable future, the project is uneconomic to develop.

As provisions were taken in prior years this decision will have no financial impact on Noranda Inc.

Project History

Work on developing the project was initiated in 1989 and suspended in 1991. The majority of the reclamation work was completed in 1995, including the removal of all buildings and related infrastructures, securing the underground opening and revegetating the project site.

The Montanore project was a proposed underground copper-silver mine located near of Libby, in northwestern Montana. Noranda Minerals Corp. first acquired a 55% ownership position in the Montanore Joint Venture in 1988. Normin Corp. acquired the remaining 45% interest from Montana Reserves Company in 1993. Both Noranda Minerals Corp. and Normin Corp. are indirect subsidiaries of Noranda Inc.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

%SEDAR: 00004438EB

-0- 08/19/2002

/For further information: contact: Denis Couture, Public Affairs and Comions, (416) 982-7161, www.noranda.com/
(NRD. NRD)

CO: Noranda Inc.
ST: Ontario
IN: MNG
SU:

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CNW 12:46e 19-AUG-02